  EXHIBIT 99.2

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2018 AND 2017
 (Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		June 30,	December 31,
	Note	2018	2017

ASSETS

Current assets
Cash and cash equivalents		$142,495	$56,285
Receivables and other	3	18,510	19,551
Inventories	4	18,930	25,673
		179,935	101,509
Non-current assets
Mineral properties, plant and equipment	5	1,542,419	1,564,860
Other assets	7	4,798	132
Restricted cash		4,798	5,036
Total assets		$1,731,950	$1,671,537

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$46,665	$60,438
Current portion of long-term debt	7	399,719	374,966
Income taxes payable		-	379
Flow-through share premium		-	135
		446,384	435,918
Non-current liabilities
Other liabilities	6	954	511
Long-term debt	7	292,330	293,029
Convertible notes	8	79,343	76,582
Decommissioning and restoration provision	9	19,590	18,436
Deferred income tax liability		16,380	-
		854,981	824,476

EQUITY

Share capital	13	1,127,605	1,125,932
Contributed surplus	13	51,274	49,942
Equity component of convertible notes	8	17,603	17,603
Accumulated other comprehensive loss		(195,676)	(193,772)
Deficit		(123,837)	(152,644)
		876,969	847,061
Total liabilities and equity		$1,731,950	$1,671,537

Contingencies	16

On behalf of the Board:
“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2018	2017	2018	2017

Revenue	10	$146,478	$-	$235,900	$-

Cost of sales	11	86,408	-	158,996	-

Earnings from mine operations		60,070	-	76,904	-

Corporate administrative costs		3,390	2,585	5,888	10,596

Operating earnings (loss)		56,680	(2,585)	71,016	(10,596)

Interest and finance (expense) income	12	(16,002)	(30)	(31,439)	7
Foreign exchange (loss) gain		16	(563)	(67)	1,322
Gain (loss) on financial instruments at fair value	7	3,581	(531)	944	(3,760)

Earnings (loss) before taxes		44,275	(3,709)	40,454	(13,027)

Current income tax expense		(1,708)	-	(2,334)	-
Deferred income tax (expense) recovery		(11,470)	1,214	(15,081)	6,269

Net earnings (loss) for the period		$31,097	$(2,495)	$23,039	$(6,758)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	7c	1,926	-	3,864	-

Comprehensive earnings (loss) for the period		$33,023	$(2,495)	$26,903	$(6,758)

Earnings (loss) per common share
Basic		$0.17	$(0.01)	$0.13	$(0.04)
Diluted	13	$0.17	$(0.01)	$0.13	$(0.04)

Weighted average number of common shares outstanding
Basic		182,464,495	180,849,628	182,421,838	180,753,483
Diluted	13	183,475,543	180,849,628	183,570,562	180,753,483

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2018	2017	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period		$31,097	$(2,495)	$23,039	$(6,758)
Items not affecting cash:
Current income tax expense		1,708	-	2,334	-
Deferred income tax expense (recovery)		11,470	(1,214)	15,081	(6,269)
Depreciation and depletion		20,907	37	33,931	73
(Gain) loss on financial instruments at fair value	7	(3,581)	531	(944)	3,760
Interest and finance expense, net		15,818	7	31,192	(52)
Settlement of offtake obligation	7	(1,586)	-	(2,281)	-
Share-based compensation	13	1,850	736	2,589	2,361
Unrealized foreign exchange loss (gain)		322	380	369	(1,935)
Changes in non-cash working capital items:
Receivables and other		(1,248)	256	982	445
Inventories		7,935	(3,288)	5,055	(3,288)
Accounts payable and accrued liabilities		(5,707)	226	(6,638)	4,106
Income taxes paid		(1,709)	-	(2,714)	-
Net cash generated by (used in) operating activities		77,276	(4,824)	101,995	(7,557)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued		-	2,308	-	2,308
Proceeds from convertible notes, net	8	-	(294)	-	95,795
Proceeds from credit facility, net	7	-	-	-	97,000
Proceeds from exercise of stock options		747	870	1,104	6,667
Finance lease payments		(143)	-	(143)	-
Interest paid		-	-	(1,125)	-
Net cash generated by (used in) financing activities		604	2,884	(164)	201,770

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(5,771)	(114,587)	(15,513)	(282,779)
Interest received		419	92	621	234
Net cash used in investing activities		(5,352)	(114,495)	(14,892)	(282,545)

Increase (decrease) in cash and cash equivalents for the period		72,528	(116,435)	86,939	(88,332)

Cash and cash equivalents, beginning of the period		70,540	171,945	56,285	141,791
Effect of foreign exchange rate changes on cash and cash equivalents
		(573)	(199)	(729)	1,852
Cash and cash equivalents, end of the period		$142,495	$55,311	$142,495	$55,311

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2016		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	13	792,175	9,681	(3,014)	-	-	-	6,667

Shares issued under flow-through agreement	13	197,000	1,887	-	-	-	-	1,887

Value assigned to options vested	13	-	-	2,552	-	-	-	2,552

Equity component of convertible notes, net of taxes	8	-	-	-	17,841	-	-	17,841

Loss for the period		-	-	-	-	-	(6,758)	(6,758)

Balance - June 30, 2017		181,102,427	$1,112,996	$52,610	$17,841	$(193,772)	$(142,949)	$846,726

Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax		-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	13	202,500	1,673	(569)	-	-	-	1,104

Value assigned to options vested	13	-	-	1,901	-	-	-	1,901

Other comprehensive earnings for the period		-	-	-	-	3,864	-	3,864

Earnings for the period		-	-	-	-	-	23,039	23,039

Balance - June 30, 2018		182,540,374	$1,127,605	$51,274	$17,603	$(195,676)	$(123,837)	$876,969

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.
STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The Company’s significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective January 1, 2018. The details of the impact on adoption and the revised accounting policies were disclosed in our condensed consolidated interim financial statements for the three months ended March 31, 2018.

As at June 30, 2018, the Company has cash and cash equivalents of $142,495 and working capital of $133,270 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including accumulated interest totaling $393,531 due at maturity on December 31, 2018. The Company’s intention is to re-finance the credit facility within 2018; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These interim financial statements were authorized for issue by the Board of Directors on August 9, 2018.

3.
RECEIVABLES AND OTHER

	June 30,	December 31,
	2018	2017

Trade receivables	$15,396	$11,067
Prepayments and deposits	2,014	2,064
Tax receivables	664	6,166
BC Mineral Exploration Tax Credit ("BCMETC") receivable	237	249
Other receivables	199	5
	$18,510	$19,551

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

4.
INVENTORIES

	June 30,	December 31,
	2018	2017

Materials and supplies	$9,594	$8,201
Finished metal	8,995	15,309
In-circuit	341	2,163
	$18,930	$25,673

As at June 30, 2018, $2,551 (2017 – $3,344) of depreciation and depletion and $175 (2017 – $371) of site share-based compensation was included in inventory.

5.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554
Additions	-	8,848	996	853	10,697
Transfer from construction in
progress to plant and equipment	-	(3,803)	3,803	-	-
Transfer from construction in
progress to mineral properties	250	(250)	-	-	-
Balance, June 30, 2018	$807,769	$10,518	$549,648	$247,316	$1,615,251

Accumulated depreciation and depletion
Balance, December 31, 2017	$14,924	$-	$24,770	$-	$39,694
Depreciation and depletion	17,735	-	15,403	-	33,138
Balance, June 30, 2018	$32,659	$-	$40,173	$-	$72,832

Net book value - June 30, 2018	$775,110	$10,518	$509,475	$247,316	$1,542,419

During the six months ended June 30, 2018, $33,138 (2017 - $73) of depreciation and depletion was recognized in the statement of earnings (loss) and nil (2017 - $1,962) was capitalized within construction in progress.

6.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2018	2017

Trade payables	$26,208	$35,142
Accrued liabilities	12,660	17,488
Employee benefit liability	4,557	4,783
Restricted share unit liability	3,092	2,730
Accrued interest on convertible notes	651	660
Finance lease obligation	241	-
Royalty payable	210	146
	$47,619	$60,949
Non-current portion of restricted share unit liability	(868)	(511)
Non-current portion of finance lease obligation	(86)	-
Current portion of accounts payable and accrued liabilities	$46,665	$60,438

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

7.
LONG-TERM DEBT

As at June 30, 2018, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2017	$365,890	$78,085	$224,020	$667,995
Interest expense including amortization of discount	27,641	-	-	27,641
Settlement of offtake obligation	-	(2,281)	-	(2,281)
Loss (gain) on financial instruments at fair value	-	(6,053)	9,775	3,722
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	-	-	(5,028)	(5,028)
Balance, June 30, 2018	$393,531	$69,751	$228,767	$692,049
Current portion of long-term debt	(393,531)	(6,188)	-	(399,719)
Non-current portion of long-term debt	$-	$63,563	$228,767	$292,330

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company borrowed $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. The credit facility was fully drawn at June 30, 2018 and is secured by substantially all of the assets of the Company and its subsidiaries.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing.

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the six months ended June 30, 2018, the change in fair value of these embedded derivatives was a fair value gain of $4,666 (2017 – loss of $1,200).

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility is 15.0%. For the six months ended June 30, 2018, the Company expensed $27,641 (2017 – nil) of interest on the credit facility to the statement of earnings (loss) and capitalized nil (2017 - $22,157) to mineral properties, plant and equipment.

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will deliver 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the six months ended June 30, 2018, the Company delivered 188,918 (2017 – nil) ounces of gold under the Offtake agreement. Of the amount settled, the Company physically delivered 124,188 ounces from doré production and purchased 64,730 ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $2,281 (2017 – nil).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

7.
LONG-TERM DEBT (Cont’d)

The offtake obligation is recorded at fair value at each statement of financial position date. For the six months ended June 30, 2018, the change in fair value of the offtake obligation was a fair value gain of $6,053 (2017 – $676).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000.

The stream obligation is recorded at fair value at each statement of financial position date. For the six months ended June 30, 2018, the change in fair value of the stream obligation was a fair value loss of $4,747 (2017 - $13,355). Of the change in fair value, a fair value loss of $9,775 (2017 - $13,355) was recognized in the statement of earnings (loss) and a fair value gain due to the change in the Company’s credit risk of $5,028 ($3,864 net of deferred tax) was recognized in other comprehensive earnings (loss).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the six months ended June 30, 2018, the Company capitalized nil (2017 - $10,119) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

8.
CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components of $71,685 and $24,110 ($17,603 net of deferred tax) respectively.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

8.
CONVERTIBLE NOTES (Cont’d)

The movement in the debt portion of the Notes during the period comprised the following:

	For the six months ended	For the year ended
	June 30,	December 31,
	2018	2017

Opening balance	$76,582	$-
Face value of convertible notes	-	100,000
Transaction costs associated with convertible notes	-	(4,205)
Equity component of convertible notes, net of allocated transaction costs
	-	(24,110)
Accretion of convertible notes	2,761	4,897
Ending balance	$79,343	$76,582

For the six months ended June 30, 2018, $2,761 (2017 – nil) of accretion of convertible notes was expensed to the statement of earnings (loss) and nil (2017 - $2,090) was capitalized to mineral properties, plant and equipment.

9.
DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the six months ended	For the year ended
	June 30,	December 31,
	2018	2017

Opening balance	$18,436	$13,675
Change in discount rate	1,073	(1,933)
Accretion of decommissioning and restoration provision	296	465
Change in amount and timing of cash flows	(215)	6,229
Ending balance	$19,590	$18,436

For the six months ended June 30, 2018, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.9% (2017 – 1.9%) and a discount rate of 2.2% (2017 – 2.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,949 (2017 - $21,989).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

10.
REVENUE

For the three and six months ended June 30, revenue by metal was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Gold revenue	$147,417	$-	$234,685	$-
Silver revenue	1,640	-	2,961	-
Revenue from contracts with customers	$149,057	$-	$237,646	$-
Loss on trade receivables at fair value	(2,579)	-	(1,746)	-
	$146,478	$-	$235,900	$-

For the three and six months ended June 30, revenue from contracts with customers by product was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Gold revenue - doré	$102,566	$-	$161,537	$-
Gold revenue - concentrate	44,851	-	73,148	-
Silver revenue - concentrate	881	-	1,669	-
Silver revenue - doré	759	-	1,292	-
	$149,057	$-	$237,646	$-

11.
COST OF SALES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Consultants and contractors	$27,416	$-	$56,268	$-
Depreciation and depletion	19,238	-	33,074	-
Salaries and benefits	9,713	-	19,677	-
Supplies and consumables	6,409	-	14,700	-
Royalties and selling costs	4,954	-	10,689	-
Energy	2,821	-	6,701	-
Travel and camp accommodation	1,591	-	3,350	-
Freight	878	-	1,926	-
Camp administrative costs	998	-	1,505	-
Rentals	699	-	1,192	-
Site share-based compensation	700	-	1,044	-
Insurance	314	-	734	-
	75,731	-	150,860	-
Change in inventories	10,677	-	8,136	-
	$86,408	$-	$158,996	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

12.
INTEREST AND FINANCE EXPENSE (INCOME)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Interest expense on credit facility	$14,148	$-	$27,641	$-
Interest expense on convertible notes	1,949	-	3,877	-
Accretion of decommissioning and restoration provision	141	99	296	182
Other interest expense	164	-	219	-
Bank charges	15	23	23	45
Interest expense on finance leases	5	-	5	-
Interest and finance income	(420)	(92)	(622)	(234)
	$16,002	$30	$31,439	$(7)

13.
CAPITAL AND RESERVES

(a)
Authorized share capital

At June 30, 2018, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On June 30, 2017, the Company completed the first tranche of a private placement of 197,000 flow-through common shares at a price of C$15.20 per flow-through share for gross proceeds of $2,308. The Company bifurcated the gross proceeds between share capital of $1,887 and flow-through share premium of $421.

(b)
Share option plan

The following table summarizes the changes in share options for the six months ended June 30:

	2018		2017
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	6,454,327	$9.32	7,524,727	$9.05
Granted	-	-	250,000	13.17
Exercised	(202,500)	6.93	(792,175)	10.09
Expired	(834,250)	13.67	(120,000)	16.48
Forfeited	(23,750)	12.46	(29,375)	10.22
Outstanding, June 30,	5,393,827	$8.73	6,833,177	$8.95

For options exercised, the related weighted average share price at the time of exercise was C$9.99 (2017 – C$12.80).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at June 30, 2018:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	2,560,250	1.62	2,560,250	$6.71
$8.00 - $9.99	1,700,702	2.15	1,700,702	9.04
$10.00 - $11.99	130,000	3.64	50,000	10.89
$12.00 - $13.99	962,875	4.25	95,000	13.20
$14.00 - $15.99	40,000	2.75	40,000	15.17
Outstanding, June 30, 2018	5,393,827	2.31	4,445,952	$7.86

The total share-based compensation expense for the six months ended June 30, 2018 was $1,901 (2017 - $2,552) of which $1,901 (2017 - $1,185) was expensed in the statement of earnings (loss) and nil (2017 - $1,367) was capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the six months ended June 30, 2018 and 2017 using the Black-Scholes option pricing model:

	For the six months ended
	June 30, 2018	June 30, 2017
Risk-free interest rate	N/A	0.94%
Expected volatility	N/A	63.16%
Expected life	N/A	5 years
Expected dividend yield	N/A	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)
Restricted share unit (“RSU”) plan

2015 RSU Plan

The following table summarizes the changes in the 2015 RSU’s for the six months ended June 30:

	2018		2017
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	729,064	$14.41	735,729	$10.65
Forfeited	(18,097)	10.92	(4,021)	12.52
Outstanding, June 30,	710,967	$9.83	731,708	$12.46

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13.
CAPITAL AND RESERVES (Cont’d)

At June 30, 2018, a liability of $2,991 (2017 – $2,715) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2018, $403 (2017 – $1,070) was expensed in the statement of earnings (loss) as share-based compensation expense and nil (2017 – $211) was capitalized to mineral properties, plant and equipment.

2015 RSU Plan – PSU’s

The following table summarizes the changes in the PSU’s for the six months ended June 30:

	2018		2017
	Number of PSU's	Weighted average fair value (in CAD)	Number of PSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	74,140	$14.41	-	$-
Outstanding, June 30,	74,140	$9.83	-	$-

At June 30, 2018, a liability of $101 (2017 – $15) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2018, $89 (2017 – nil) was expensed in the statement of earnings (loss) as share-based compensation expense.

(d)
Earnings (loss) per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three and six months ended June 30, 2018, potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings (loss) for the period:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Net earnings (loss) for the period	$31,097	$(2,495)	$23,039	$(6,758)

Basic weighted average number
of common shares outstanding	182,464,495	180,849,628	182,421,838	180,753,483
Effective impact of dilutive securities:
Share options	778,987	-	916,663	-
Restricted share units	232,061	-	232,061	-
Diluted weighted average number
of common shares outstanding	183,475,543	180,849,628	183,570,562	180,753,483

Earnings (loss) per share
Basic	$0.17	$(0.01)	$0.13	$(0.04)
Diluted	$0.17	$(0.01)	$0.13	$(0.04)

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

14.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

Directors and key management compensation:

	For the six months ended
	June 30,	June 30,
	2018	2017
Salaries and benefits	$1,291	$5,637
Share-based compensation	960	2,557
	$2,251	$8,194

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. In 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at June 30, 2018.

15.
FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the senior secured term credit facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

15.
FAIR VALUE MEASUREMENTS (Cont’d)

As at June 30, 2018	Carrying value			Fair value
	Designated at	Amortized	Other financial	Level 1	Level 2	Level 3
	FVTPL	cost	liabilities
Financial assets
Cash and cash equivalents	$-	$142,495	$-	$-	$-	$-
Trade receivables	15,396	-	-	-	15,396	-
Other assets	4,798	-	-	-	-	4,798
Restricted cash	-	4,798	-	-	-	-
	$20,194	$147,293	$-	$-	$15,396	$4,798

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$39,078	$-	$-	$-
Restricted share unit liability	3,092	-	-	-	3,092	-
Senior secured term credit facility	-	-	393,531	-	-	-
Offtake obligation	69,751	-	-	-	-	69,751
Stream obligation	228,767	-	-	-	-	228,767
Debt portion of convertible note	-	-	79,343	-	79,343	-
	$301,610	$-	$511,952	$-	$82,435	$298,518

As at December 31, 2017	Carrying value			Fair value
	Designated at	Loans and	Other financial	Level 1	Level 2	Level 3
	FVTPL	receivables	liabilities
Financial assets
Cash and cash equivalents	$-	$56,285	$-	$-	$-	$-
Receivables and other	-	11,067	-	-	11,067	-
Other assets	132	-	-	-	-	132
Restricted cash	-	5,036	-	-	-	-
	$132	$72,388	$-	$-	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$53,436	$-	$-	$-
Restricted share unit liability	2,730	-	-	-	2,730	-
Senior secured term credit facility	-	-	365,890	-	-	-
Offtake obligation	78,085	-	-	-	-	78,085
Stream obligation	224,020	-	-	-	-	224,020
Debt portion of convertible note	-	-	76,582	-	76,582	-
	$304,835	$-	$495,908	$-	$79,312	$302,105
The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

15.
FAIR VALUE MEASUREMENTS (Cont’d)

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

16.
CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)
Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b)
United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

16.
CONTINGENCIES (Cont’d)

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended
Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal. As a result, the Second Circuit’s decision affirming the District Court’s order dismissing the plaintiffs’ Second Amended Compliant is final for all purposes.

(c)
Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.